

Mail Stop 4720

August 31, 2009

Timothy W. Simmons
President and CEO
Security Federal Corporation
238 Richland Avenue, West
Aiken, SC 29801

>   **Re: Security Federal Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 27, 2009**
>   **File No. 333-160553**

Dear Mr. Simmons:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed August 27, 2009

Where You Can Find More Information, page 1

1.   Please refer to comment 3 in our letter dated July 17, 2009. Please revise to incorporate by reference the information specified in Item 12(a)(2) of Form S-1. Specifically, please incorporate by reference the Form 10-K/A filed August 26, 2009.

Exhibits

Exhibit 5.1

2.   Please refer to comment 6 in our letter dated July 17, 2009. Please have counsel revise the legal opinion to delete the assumption in the first paragraph on page 2

that the securities "will be issued and sold in compliance with applicable federal and state securities laws."

      *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of effectiveness of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

                        Sincerely,

                        Michael R. Clampitt
                        Senior Attorney

cc: John F. Breyer, Jr., Esquire
       (Breyer & Associates PC)